UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  14)*

Asure Software, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

04649U102

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

150 E Palmetto Park Road, Suite 800

Boca Raton, FL 33432

 (212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                      November 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04649U102

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 855,385
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 855,385
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 855,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

1 Based on 15,589,676 shares of common stock of Asure Software, Inc. (the “Issuer”) outstanding as of November 11, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 04649U102

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 832,970
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 832,970
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 04649U102

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 535,478
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 535,478
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON The Red Oak Institutional Founders Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 167,838
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 167,838
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 129,654[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 129,654[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,654[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

This Amendment No. 14 (“Amendment No. 14”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC (the “Reporting Persons”) on April 20, 2009, as amended by amendment 1 through 13 (as amended, the “Schedule 13D”) relating to the common stock (the “Common Stock”) of Asure Software, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3700 N. Capital of Texas Hwy #350, Austin, Texas 78746.  Except as specifically amended and supplemented by this Amendment No. 14, all other provision of the Schedule 13D remain in full force and effect.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

The Red Oak Long Fund, LP, a Delaware limited partnership (“Red Oak Long Fund”);

The Red Oak Institutional Founders Long Fund, LP, a Delaware limited partnership (“Red Oak Founders Fund”);

Red Oak Partners, LLC, a Florida limited liability company (“Red Oak Partners”); and

David Sandberg, a United States citizen.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund, Red Oak Long Fund and Red Oak Founders Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement.  Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of the Funds, Red Oak Partners, Pinnacle Partners and David Sandberg is 150 E Palmetto Park Road, Suite 800, Boca Raton, FL 33432.

Item 4.  Purpose of Transaction.

The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

•

acquire additional Common Stock through open market purchases or otherwise;

•

sell Common Stock through the open market or otherwise; or

•

otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Issuer’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 15,589,676 shares of common stock of Asure Software, Inc outstanding as of November 11, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the Securities Exchange Commission on November 12, 2019.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 832,970 shares of Common Stock, representing 5.3% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 535,478 shares of Common Stock held by Red Oak Fund, (ii) the 129,654 shares of Common Stock held by Red Oak Long Fund, and (iii) the 167,838 shares of Common Stock held by Red Oak Founders Fund.

Mr. Sandberg beneficially owns 855,385 shares of Common Stock, representing 5.5% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners, may be deemed to beneficially own the 832,970 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.  Mr. Sandberg directly owns 22,415 share shares of Common Stock, representing 0.1% of all the outstanding shares of Common Stock.

Red Oak Fund may be deemed to beneficially own 535,478 shares of Common Stock, representing 3.4% of all the outstanding shares of Common Stock.  Red Oak Long Fund may be deemed to beneficially own 129,654 shares of Common Stock, representing 0.8% of all the outstanding shares of Common Stock.  Red Oak Founders Fund may be deemed to beneficially own 167,838 shares of Common Stock, representing 1.1% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 22,415 shares of Common Stock held directly by Mr. Sandberg, (ii) the 535,478 shares of Common Stock held by Red Oak Fund, (iii) the 129,654 shares of Common Stock held by Red Oak Long Fund, and (iv) the 167,838 shares of Common Stock held by Red Oak Founders Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

Name	Date	Buy/Sell	Quantity	Price
The Red Oak Fund LP	11/20/2019	Sell	14,786	8.488
The Red Oak Long Fund LP	11/20/2019	Sell	3,580	8.488
The Red Oak Institutional Founders Long Fund LP	11/20/2019	Sell	4,634	8.488
The Red Oak Fund LP	11/21/2019	Sell	55,929	8.564
The Red Oak Long Fund LP	11/21/2019	Sell	13,543	8.564
The Red Oak Institutional Founders Long Fund LP	11/21/2019	Sell	17,528	8.564

(d)

Not applicable.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2019

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK INSTITUTIONAL FOUNDERS LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

Footnotes

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